

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2010

James B. Bucher
Vice President, Corporate Legal Affairs and Secretary
Exelixis, Inc.
249 East Grand Ave.
P.O. Box 511
South San Francisco, CA 94083

> **Re:** **Exelixis, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2010**
> **Filed March 10, 2010**
> **Schedule 14A filed April 13, 2010**
> **File No. 000-30235**

Dear Mr. Bucher:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director